Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2025 and 2024

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$525,744	$603,948
Short-term investments		2,108	2,104
Trade and other receivables	5	32,432	31,983
Inventories	6	59,871	56,417
Prepaid expenses and other current assets		3,294	4,426
Total current assets		623,449	698,878
Non-current assets:
Property, plant and equipment	7	30,287	30,424
Intangible assets	8	1,548	1,757
Equity-accounted investments	9	5,419	8,238
Long-term financial investments	10	49,262	37,515
Other non-current assets		498	495
Total assets		$710,463	$777,307
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$32,956	$35,637
Deferred revenue	13	10,856	6,643
Provisions and other current liabilities	14	27,720	30,407
Current lease liabilities	15	3,278	2,899
Total current liabilities		74,810	75,586
Non-current liabilities:
Non-current lease liabilities	15	19,283	20,995
Deferred gain on finance lease liability	15	—	69
Non-current deferred revenue	13	6,777	4,989
Other non-current liabilities and employee future benefits	16	2,769	2,678
Total liabilities		103,639	104,317
Equity:
Share capital	17	2,432,404	2,428,618
Contributed surplus	17	310,361	309,974
Accumulated deficit		(2,134,224)	(2,060,837)
Foreign currency reserve		(1,717)	(4,765)
Total equity		606,824	672,990
Total liabilities and equity		$710,463	$777,307

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024

Revenues:
Product and service revenues	18	$32,501	$14,756	$65,732	$45,211
Cost of product and service revenues		27,539	22,972	65,873	63,966
Gross margin		4,962	(8,216)	(141)	(18,755)

Operating expenses:
Research and product development		11,522	23,742	47,803	74,585
General and administrative		4,158	4,281	13,611	17,242
Sales and marketing		1,559	2,834	6,413	10,436
Other expense	19	17,659	24,010	24,228	25,892
Total operating expenses		34,898	54,867	92,055	128,155

Results from operating activities		(29,936)	(63,083)	(92,196)	(146,910)
Finance income and other	20	4,214	7,288	26,533	21,013
Finance expense	20	(453)	(586)	(1,454)	(1,607)
Net finance income		3,761	6,702	25,079	19,406

Equity in loss of investment in joint venture and associate	9 & 21	(1,895)	(1,111)	(3,157)	(2,413)
Impairment charges on property, plant and equipment	7 & 22	—	(106,762)	(3,162)	(106,762)
Gain on sale of assets	7	—	—	73	—
Impairment charges on goodwill	23	—	(40,277)	—	(40,277)
Loss before income taxes		(28,070)	(204,531)	(73,363)	(276,956)

Income tax expense		—	—	(24)	(103)
Net loss for the period from continued operations		$(28,070)	$(204,531)	$(73,387)	$(277,059)

Net loss for the period from discontinued operations	24	—	(487)	—	(715)
Net loss for the period		$(28,070)	$(205,018)	$(73,387)	$(277,774)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		819	1,387	3,048	208
Total comprehensive loss for the period		$(27,251)	$(203,631)	$(70,339)	$(277,566)

Basic and diluted loss per share
Loss per share for the period		$(0.09)	$(0.68)	$(0.24)	$(0.93)
Weighted average number of common shares outstanding		300,512,149	299,411,559	299,962,076	299,271,952

See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2024	299,438,116	$2,428,618	$309,974	$(2,060,837)	$(4,765)	$672,990

Net loss	—	—	—	(73,387)	—	(73,387)
DSUs redeemed (note 17)	68,840	122	(271)	—	—	(149)
RSUs redeemed (note 17)	1,074,962	3,664	(5,462)	—	—	(1,798)
Share-based compensation (including restructuring) (note 17)	—	—	6,120	—	—	6,120
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	3,048	3,048
Balance, September 30, 2025	300,581,918	$2,432,404	$310,361	$(2,134,224)	$(1,717)	$606,824

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2023	298,935,706	$2,425,641	$306,042	$(1,737,505)	$(2,962)	$991,216

Net loss	—	—	—	(277,774)	—	(277,774)
RSUs redeemed (note 17)	330,651	2,442	(3,277)	—	—	(835)
Options exercised (note 17)	154,509	472	(164)	—	—	308
Share-based compensation (note 17)	—	—	6,388	—	—	6,388
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	208	208
Balance, September 30, 2024	299,420,866	$2,428,555	$308,989	$(2,015,279)	$(2,754)	$719,511
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2025	2024
Cash provided by (used in):
Operating activities:
Net loss for the period		$(73,387)	$(277,774)
Adjustments for:
Depreciation and amortization	7 & 8	2,984	10,874
Deferred gain amortization on finance lease agreement	15	(69)	(312)
Impairment loss on trade receivables		772	10,014
Inventory impairment (reversal) and onerous contracts provision adjustments	6	(4,190)	4,371
Unrealized (gain)/loss on forward contracts		(685)	243
Equity in loss of investment in joint venture and associate	9 & 21	3,157	2,413
Net (increase) decrease in fair value of investments	10, 20 & 27	(6,855)	7,371
Gain on sale of assets	7	(73)	—
De-recognition of lease		—	(10)
Impairment loss on property, plant and equipment	7 & 22	3,162	106,762
Impairment charges on goodwill	23	—	40,277
Accretion (dilution) on decommissioning liabilities	16	102	(2)
Employee future benefits plan contributions		(11)	(11)
Share-based compensation (including restructuring)	17	6,243	6,388

		(68,850)	(89,396)
Changes in non-cash working capital:
Trade and other receivables		(1,343)	18,036
Inventories		(6,095)	(23,461)
Prepaid expenses and other current assets		1,814	(287)
Trade and other payables		645	8,118
Deferred revenue		6,001	4,755
Warranty provision		233	(1,459)
		1,255	5,702
Cash used in operating activities		(67,595)	(83,694)

Investing activities:
Contributions to long-term investments	10	(4,892)	(8,614)
Additions to property, plant and equipment	7	(6,063)	(20,273)
Investment in intangible assets	8	(337)	(1,415)
Proceeds on sale of assets	7	80	—
Contingent consideration related to acquisition	14	—	(100)
Cash used in investing activities		(11,212)	(30,402)

Financing activities:
Principal payments of lease liability	15	(2,226)	(2,664)
Net proceeds on issuance of share capital from stock option exercise	17	—	308
Cash used in financing activities		(2,226)	(2,356)

Effect of exchange rate fluctuations on cash and cash equivalents held		2,829	435

Decrease in cash and cash equivalents		(78,204)	(116,017)
Cash and cash equivalents, beginning of period		603,948	751,130
Cash and cash equivalents, end of period		$525,744	$635,113

Supplemental disclosure of cash flow information (note 25).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales service and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2025 and 2024 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:
(a)    Statement of compliance:
These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those material accounting policies followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2024 audited consolidated financial statements and the notes thereto.
The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 12, 2025.
(b)    Basis of measurement:
The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL)
(c)    Functional and presentation currency:
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):
(d)    Use of estimates (cont'd):

Significant areas having estimation uncertainty include revenue recognition, asset impairment (including property, plant, and equipment, intangible assets, and goodwill) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.
The Corporation’s strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Material accounting policies:
The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.
Effective January 1, 2025, the Corporation adopted a number of new standards and interpretations, but they did not have a material impact on the Corporation's condensed consolidated interim financial statements.
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Material accounting policies (cont'd):
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.

IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment (including property, plant, and equipment, and intangible assets) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, fair value measurement (including long-term financial investments) and residual fair value of property, plant, and equipment. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.

5.    Trade and other receivables:

	September 30,	December 31,
	2025	2024
Trade accounts receivable,gross	$31,055	$29,475
Allowance for doubtful accounts	(2,980)	(5,292)
Trade accounts receivable, net	28,075	24,183
Other receivables	4,357	4,654
Contract assets	—	3,146
	$32,432	$31,983

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables (cont'd):
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at September 30, 2025 for engineering services and technology transfer services.

September 30,
Contract assets	2025
January 1, 2025	$3,146
Invoiced during the period	(3,146)
At September 30, 2025	$—
Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 27.

6.    Inventories:
During the three and nine months ended September 30, 2025, the write-down of inventories to net realizable value including onerous contract adjustments amounted to ($2,749,000) and ($4,280,000) (2024 – ($3,303,000) and ($6,754,000)) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $4,433,000 and $8,470,000 (2024 – $1,105,000 and $2,383,000), resulting in a net (charge) recovery to cost of product and service revenues of $1,684,000 and $4,190,000 (2024 – ($2,198,000) and ($4,371,000)). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	September 30,	December 31,
	2025	2024
Property, plant and equipment owned	$11,208	$9,000
Right-of-use assets	19,079	21,424
	$30,287	$30,424
Property, plant, and equipment owned:

	September 30,	December 31,
Net carrying amounts	2025	2024
Computer equipment	583	545
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,724	3,600
Production and test equipment	3,601	1,555
	$11,208	$9,000
During the three and nine months ended September 30, 2025, the Corporation recognized impairment charges on property, plant, and equipment of $nil and $3,162,000 (2024 - $106,762,000 and $106,762,000) related to a net fair value impairment allowance against consolidated capital assets (note 22).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):
Property, plant, and equipment owned (cont'd):
During the nine months ended September 30, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $73,000.
Right-of-use assets:
The Corporation leases certain assets under lease agreements, comprised primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	September 30,	December 31,
Net carrying amounts	2025	2024
Property	$18,820	$21,179
Equipment	96	34
Vehicle	163	211
	$19,079	$21,424
Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2025, depreciation expense of $818,000 and $2,438,000 (2024 - $3,411,000 and $10,240,000) was recorded.
Additions accrued for property, plant, and equipment assets for the nine months ended September 30, 2025 total $5,376,000 (2024 - $20,741,000), whereas actual cash expended for additions for the nine months ended September 30, 2025 total $6,063,000 ((2024 - $20,273,000).

8.    Intangible assets:

	September 30,	December 31,
	2025	2024
ERP management reporting software system	$1,548	$1,757

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2024	$59,582	$58,176	$1,406
Additions to intangible assets	1,768	—	1,768
Amortization expense	—	759	(759)
Impairment on intangible assets	—	658	(658)
Impaired asset retirement adjustment	(6,269)	(6,269)	—
At December 31, 2024	55,081	53,324	1,757
Additions to intangible assets	337	—	337
Amortization expense	—	546	(546)
At September 30, 2025	$55,418	$53,870	$1,548
Additions to intangible assets for the nine months ended September 30, 2025 of $337,000 (2024 - $1,415,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Intangible assets (cont'd):
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2025, amortization expense of $217,000 and $546,000 (2024 - $124,000 and $634,000) was recorded.

9.    Equity-accounted investments:
For the three and nine months ended September 30, 2025, the Corporation recorded $1,895,000 and $3,157,000 (2024 - $1,111,000 and $2,413,000) in equity loss of investment in joint venture and associate, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV").
Investment in Weichai Ballard JV

	September 30,	December 31,
Investment in Weichai Ballard JV	2025	2024
Beginning balance	$8,238	$13,901
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net	118	(168)
Equity in loss	(3,157)	(4,941)
Cumulative translation adjustment due to foreign exchange	220	(554)
Ending balance	$5,419	$8,238
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of September 30, 2025, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	September 30,	December 31,
	2025	2024
Percentage ownership interest (49%)
Current assets	$32,789	$40,993
Non-current assets	50	50
Current liabilities	(16,119)	(18,398)
Net assets (100%)	16,720	22,645
Corporation's share of net assets (49%)	8,193	11,096
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(3,098)	(3,182)
Carrying amount of investment in Weichai Ballard JV	$5,419	$8,238

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue (100%)	$77	$759	$1,156	$2,070
Net loss (100%)	3,869	2,270	6,443	4,925
Corporation's share of net loss (49%)	$1,895	1,111	$3,157	$2,413

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments:
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 27).

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2024	(Proceeds)	Value	2025
Long-term investment - HyCap Fund	23,987	4,890	5,073	33,950
Long-term investment - Clean H2 Fund	9,043	—	2,436	11,479
Long-term investment - Forsee Power SA	2,270	—	(654)	1,616
Long-term investment - Templewater Fund	315	2	—	317
Long-term investment - Wisdom Motor	1,900	—	—	1,900
	$37,515	$4,892	$6,855	$49,262

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2023	(Proceeds)	Value	2024
Long-term investment - HyCap Fund	12,801	4,007	6,848	23,656
Long-term investment - Clean H2 Fund	4,075	4,110	85	8,270
Long-term investment - Forsee Power SA	14,969	—	(9,903)	5,066
Long-term investment - Templewater Fund	—	496	—	496
Long-term investment - Wisdom Motor	4,100	—	—	4,100
Long-term investment - Quantron AG	4,400	1	(4,401)	—
	$40,345	$8,614	$(7,371)	$41,588
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments for long-term investments totalling ($915,000) and $6,855,000 (2024 - ($2,748,000) and ($7,371,000)) were recognized as unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27).
Investment in Forsee Power SA
In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling ($761,000) and ($654,000) (2024 - $33,000 and ($9,903,000)) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Forsee Power of $1,616,000 as of September 30, 2025 (September 30, 2024 - $5,066,000), now representing a non-controlling 7.3% equity interest.
Investment in Wisdom Group Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. Subsequently, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of September 30, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling $nil and $nil (2024 - $nil and $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Wisdom Motor of $1,900,000 as of September 30, 2025 (September 30, 2024 - $4,100,000).
Investment in Quantron AG
In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM to accelerate fuel cell truck adoption. Subsequently in April 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest. During 2024, Quantron AG commenced insolvency proceedings and the Corporation's investment was fully impaired. During 2025, the insolvency proceedings completed and Quantron AG was liquidated.
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling $nil and $nil (2024 - ($4,263,000) and ($4,401,000)) were recognized as an unrealized loss in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Quantron AG of $nil as of September 30, 2025 (September 30, 2024 - $nil).
Investment in Hydrogen Funds
HyCap Fund I SCSp
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the three and nine months ended September 30, 2025, the Corporation made additional contributions of £nil and £3,615,000 ($nil and $4,890,000) (2024 - £2,030,000 and £3,134,000 ($2,611,000 and $4,007,000)) for total contributions of £19,370,000 ($25,203,000).
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling ($417,000) and $5,073,000 (2024 - $1,084,000 and $6,848,000) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in HyCap of $33,950,000 as of September 30, 2025 (September 30, 2024 - $23,656,000).
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the three and nine months ended September 30, 2025, the Corporation made additional contributions of €nil and €nil (2024 - €nil and €3,804,000 ($nil and $4,110,000)) for total contributions of €9,663,000 ($10,475,000).
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling $263,000 and $2,436,000 (2024 - $398,000 and $85,000) were recognized as an unrealized gain in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Clean H2 of $11,479,000 as of September 30, 2025 (September 30, 2024 - $8,270,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
Investment in Hydrogen Funds (cont'd)
Templewater Fund
In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the year ended December 31, 2024, the Corporation made initial contributions of $527,000, on a total commitment of $1,000,000, remainder yet to be paid. During the three and nine months ended September 30, 2025, the Corporation made net additional contributions of $29,000 and $2,000 (2024 - $nil and $496,000) for total contributions of $529,000.
During the three and nine months ended September 30, 2025, changes in fair value and foreign exchange adjustments totalling $nil and $nil (2024 - $nil and $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Templewater of $317,000 as of September 30, 2025 (September 30, 2024 - $496,000).

11.    Bank facilities:
The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at September 30, 2025, €979,000 ($1,149,000) (2024 - €979,000 ($1,096,000)) was outstanding on the LG Facility.
The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As at September 30, 2025, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $nil (2024 – CDN $33,000,000) resulting in an unrealized gain of CDN $nil (2024 – CDN $166,000) at September 30, 2025. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.
The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at September 30, 2025, no amounts were outstanding under the Loan Agreement.

12.    Trade and other payables:

	September 30,	December 31,
	2025	2024
Trade accounts payable	$18,023	$12,300
Compensation payable	9,993	17,111
Other liabilities	4,747	5,579
Taxes payable	193	647
	$32,956	$35,637

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	September 30,	December 31,
Deferred revenue	2025	2024
Beginning balance	$11,632	$4,588
Additions to deferred revenue	22,656	17,291
Revenue recognized during the period	(16,655)	(10,247)
Ending balance	$17,633	$11,632

	September 30,	December 31,
	2025	2024
Current deferred revenue	$10,856	$6,643
Non-current deferred revenue	6,777	4,989
Ending balance	$17,633	$11,632

14.    Provisions:

	September 30,	December 31,
	2025	2024
Restructuring provision	$11,965	$8,053
Warranty provision	13,127	12,894
Onerous contracts provision	2,628	9,460
Current	$27,720	$30,407
Restructuring Provision
During 2024, the Corporation accrued restructuring expenses in provisions and other current liabilities, related primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of product development programs, operational consolidation, and a reduction in capital expenditures. This provision is adjusted as actual costs are incurred and expended each quarter.
During 2025, the Corporation accrued additional restructuring expenses in provisions and other current liabilities, consisting primarily of amounts incurred related to a July 2025 corporate restructuring including costs related to the Chief Executive Officer ("CEO") transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. This provision will be adjusted as actual costs are incurred and expended each quarter.

As at September 30, 2025, restructuring costs totalling $11,965,000 (December 31, 2024 - $8,053,000) remain accrued.
Warranty Provision
The Corporation recorded warranty provisions of $3,037,000 (2024 - $4,057,000) related to new product sales offset by warranty expenditures of $3,555,000 (2024 - $3,562,000) due primarily to costs incurred to satisfy warranty obligations. The warranty provision and cost of revenues for the nine months ended September 30, 2025 were adjusted downwards (upwards) by ($750,000) (2024 - $1,968,000) based upon quarterly reviews and changes in estimated costs to repair. As of September 30, 2025, total warranty provision of $13,127,000 (December 31, 2024 - $12,894,000) has been accrued in provisions and other current liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Provisions (cont'd):
Onerous Contracts Provision
Upon completion of a review of the Corporation's "open" contracts as at September 30, 2025, total onerous contract costs of $2,628,000 (December 31, 2024 - $9,460,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration
During the nine months ended September 30, 2024, the Corporation made cash payments totalling $100,000 for successful achievement of certain performance milestones, related to the post-acquisition restructuring of operations at Ballard Motive solutions in the UK in 2022 (note 24).

15.    Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 4.95% to 9.42% per annum and expire between January 2026 and February 2035.

	September 30,	December 31,
	2025	2024
Property	$3,177	$2,805
Equipment	23	28
Vehicle	78	66
Lease Liability, Current	$3,278	$2,899

Property	$19,106	$20,847
Equipment	71	2
Vehicle	106	146
Lease Liability, Non-Current	$19,283	$20,995

Lease Liability, Total	$22,561	$23,894
During the nine months ended September 30, 2025, the Corporation made principal payments on lease liabilities totalling $2,226,000 (2024 - $2,664,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	September 30,
2025
Less than one year	$4,972
Between one and five years	13,761
More than five years	12,049
Total undiscounted lease liabilities	$30,782
Deferred gains on closing of finance lease agreements are amortized over the lease term. As at September 30, 2025, the outstanding deferred gain was $nil (December 31, 2024 – $69,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Other non-current liabilities and employee future benefits:

	September 30,	December 31,
	2025	2024
Other non-current liabilities	$2,682	$2,580
Employee future benefits	87	98
Other non-current liabilities and employee future benefits	$2,769	$2,678
Non-current liabilities: Decommissioning liabilities
A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at September 30, 2025, total decommissioning liabilities amounted to $2,682,000 (December 31, 2024 - $2,580,000), resulting from accretion (dilution) of $102,000 (2024 - ($2,000)).

17.    Equity:

	Three months ended September 30,		Nine months ended September 30,
Share-based compensation	2025	2024	2025	2024
Option expense	$9	$159	$138	$816
DSU expense	72	135	251	384
RSU expense (recovery)	(493)	726	5,854	5,188
Total share-based compensation (per statement of loss)	$(412)	$1,020	$6,243	$6,388
RSUs accrued but not yet granted	(41)	—	(123)	—
Total share-based compensation (per statement of equity)	$(453)	$1,020	$6,120	$6,388
(a)    Share capital:
As at September 30, 2025, 300,581,918 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At December 31, 2024	3,763,020
Options cancelled	(694,036)
At September 30, 2025	3,068,984
During the three and nine months ended September 30, 2025, compensation expense of $9,000 and $138,000 (2024 – $159,000 and $816,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three and nine months ended September 30, 2025, nil and nil (2024 – nil and 154,509) options were exercised for an equal amount of common shares for proceeds of $nil and $nil (2024 – $nil and $308,000).
As at September 30, 2025, options to purchase 3,068,984 common shares were outstanding (September 30, 2024 - 4,050,620).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):
(c)    Deferred share units:

DSUs for common shares
At December 31, 2024	989,668
DSUs granted	162,479
DSUs exercised	(148,046)
At September 30, 2025	1,004,101
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.
During the three and nine months ended September 30, 2025, $72,000 and $251,000 (2024 - $135,000 and $384,000) of compensation expense was recorded in net loss relating to 26,524 and 162,479 (2024 - 72,102 and 172,941) DSUs granted during the period.
During the three and nine months ended September 30, 2025, 148,046 DSUs (2024 - nil) were exercised, net of applicable taxes, which resulted in the issuance of 68,840 common shares (2024 - nil) resulting in an impact on equity of ($149,000) (2024 - $nil).
As at September 30, 2025, 1,004,101 deferred share units were outstanding (September 30, 2024 - 913,310).
(d)    Restricted share units:

RSUs for common shares
At December 31, 2024	4,592,096
RSUs granted	6,447,052
RSUs exercised	(2,230,799)
RSUs forfeited	(2,944,234)
At September 30, 2025	5,864,115
Restricted share units (“RSUs”) are granted to certain employees and executives. Eligible directors may elect to receive a portion of their annual retainer as RSUs. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.
During the three and nine months ended September 30, 2025, compensation (recovery) expense of ($493,000) and $5,854,000 (2024 – $726,000 and $5,188,000) was recorded in net loss.
During the three and nine months ended September 30, 2025, 1,389,894 and 2,230,799 RSUs (2024 - 18,356 and 614,777) were exercised, net of applicable taxes, which resulted in the issuance of 645,002 and 1,074,962 common shares (2024 - 12,487 and 330,651) resulting in an impact on equity of ($1,268,000) and ($1,798,000) (2024 - ($10,000) and ($835,000)).
As at September 30, 2025, 5,864,115 restricted share units were outstanding (September 30, 2024 - 5,044,849).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2024. Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.
In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Geographical markets
Europe	$11,235	$9,344	$30,732	$30,484
North America	17,831	4,775	30,745	10,874
China	16	203	279	2,562
Rest of World	3,419	434	3,976	1,291
	$32,501	$14,756	$65,732	$45,211
Application
Bus	$15,576	$11,174	$36,875	$31,078
Truck	25	286	417	3,116
Rail	7,387	1,212	14,663	1,558
Marine	423	149	452	820
HD Mobility Subtotal	$23,411	$12,821	$52,407	$36,572
Stationary	3,824	509	4,961	5,823
Emerging Markets and Other	5,266	1,426	8,364	2,816
	$32,501	$14,756	$65,732	$45,211
Timing of revenue recognition
Products transferred at a point in time	$28,566	$12,467	$57,078	$37,758
Products and services transferred over time	3,935	2,289	8,654	7,453
	$32,501	$14,756	$65,732	$45,211

19.    Other operating expense:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net impairment loss on trade receivables	$341	$7,863	$831	$9,554
Impairment loss allowance (note 27)	(300)	—	(300)	—
Total impairment loss on trade receivables	$41	$7,863	$531	$9,554
Restructuring and related costs	17,618	16,147	23,697	16,338
	$17,659	$24,010	$24,228	$25,892
Impairment loss on trade receivables
During the three and nine months ended September 30, 2025, the Corporation recorded a net impairment loss of $341,000 and $831,000 (2024 - $7,863,000 and $9,554,000) consisting primarily of receivables from certain customers in Europe and China no longer deemed collectible, net of recoveries. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Other operating expense (cont'd):
Impairment loss on trade receivables (cont'd)
During the three and nine months ended September 30, 2025, the Corporation recognized an impairment recovery of $300,000 (2024 - $nil) on its impairment loss allowance, based on a probability-weighted estimate of credit losses. Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 27.
Restructuring and related costs
During the three and nine months ended September 30, 2025, total restructuring and related charges of $17,618,000 and $23,697,000 consist of amounts incurred related to a global corporate restructuring initiated in July 2025 including costs related to the CEO transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. Additional restructuring charges are expected in the fourth quarter of 2025 as the Corporation completes strategic realignment activities.

During the three and nine months ended September 30, 2024, total restructuring and related charges of $16,147,000 and $16,338,000 relate to a global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.

20.    Finance income (expense):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Employee future benefit plan expense	$(8)	$(2)	$(21)	$(11)
Investment income	6,110	9,141	19,017	29,242
Mark-to-market gain (loss) on financial assets (notes 10 & 27)	(915)	(2,748)	6,855	(7,371)
Foreign exchange gain (loss)	(973)	897	502	(847)
Government recoveries	—	—	180	—
Finance income and other	$4,214	$7,288	$26,533	$21,013
Finance expense	$(453)	$(586)	$(1,454)	$(1,607)

21.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).
For the three and nine months ended September 30, 2025, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

21.    Related party transactions (cont'd):

	September 30,	December 31,
Balances with related party - Weichai Ballard JV	2025	2024
Trade and other receivables	$1,807	$3,447
Investments	5,419	8,238
Deferred revenue	1,607	1,831

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with Weichai Ballard JV	2025	2024	2025	2024
Revenues	$17	$198	$265	$2,416
Cost of goods sold and operating expenses	8	6,313	147	7,974

22.    Impairment charges on property, plant, and equipment:
The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.
The Corporation recognized impairment charges on property, plant and equipment of $106,762,000 in the three and nine months ended September 30, 2024, consisting of an impairment allowance against consolidated property, plant and equipment of $105,000,000 to impair these operating assets to estimated residual value and a write-down of certain specific assets of $1,762,000 located primarily in Denmark and China that are to be discontinued pursuant to the September 2024 global corporate restructuring initiative.

23.     Impairment charges on goodwill:

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss in respect of goodwill is not reversed.
During the three and nine months ended September 30, 2024, the Corporation recognized goodwill impairment charges of $40,277,000 to write-down remaining corporate goodwill to $nil as a result of the decline in the Corporation's market capitalization at that time.

24.    Discontinued operations:
During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions in the UK and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for 2024 have been removed from continuing operating results and are instead presented separately in the consolidated statements of loss and comprehensive loss as loss from discontinued operations. The Corporation has formally dissolved Ballard Motive Solutions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

24.    Discontinued operations (cont'd):
Net loss from discontinued operations for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Product and service revenues	$—	$—	$—	$—
Cost of product and service revenues	—	—	—	—
Gross margin	—	—	—	—

Total operating expenses	—	(484)	—	(719)
Finance income and other	—	(3)	—	(1)
Finance expense	—	—	—	5
Net loss from discontinued operations	$—	$(487)	$—	$(715)
Net cash flows from discontinued operations for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Nine months ended September 30,
	2025	2024
Cash used in operating activities	$—	$(592)
Cash used in discontinued operations	$—	$(592)

25.    Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2025	2024
Compensatory shares	$3,786	$2,442

26.    Operating segments:
The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications. The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

27.    Financial Instruments:
(a)    Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, short-term investments, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

27.    Financial Instruments (cont'd):
(a)    Fair value (cont'd):
Long-term financial investments (note 10) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund, Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power, Wisdom Motor and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in net loss and included in finance income and other (note 20). During the three and nine months ended September 30, 2025, the Corporation recognized net mark to market and foreign exchange gains (losses) of ($915,000) and $6,855,000 (2024 - ($2,748,000) and ($7,371,000)).

	Nine months ended	Year ended
Increase (decrease) in fair value due to MTM and foreign exchange	September 30, 2025	December 31, 2024
Long-term investment - HyCap Fund	$5,073	$5,084
Long-term investment - Clean H2 Fund	2,436	(360)
Long-term investment - Forsee Power	(654)	(12,699)
Long-term investment - Templewater Fund	—	(212)
Long-term investment - Wisdom Motor	—	(2,200)
Long-term investment - Quantron AG	—	(4,401)
Increase (decrease) in fair value of investments	$6,855	$(14,788)
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the three and nine months ended September 30, 2025, the Corporation recognized an impairment recovery of $300,000 on its estimated ECL impairment losses, excluding specific impairment losses (note 19).
The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows.

	September 30,	December 31,
Impairment loss allowance	2025	2024
Beginning balance	$500	$500
Net measurement of loss allowance	(300)	—
Ending balance	$200	$500